Via Facsimile and U.S. Mail
Mail Stop 6010

August 19, 2005

Mr. Alton L. Boynton
President and Principal Executive Officer
Northwest Biotherapeutics, Inc.
Canyon Park Building 8
22322 20th Avenue S.E., Suite 150
Bothell, Washington 98021

Re: Northwest Biotherapeutics, Inc.
 Form 10-K for the Fiscal Year Ended December 31, 2004
 Filed April 15, 2005
 File No. 000-33393

Dear Mr. Boynton:

 We have limited our review of your filing to those issues we
have addressed in our comments. In our comments, we ask you to
provide us with supplemental information so we may better
understand
your disclosure. Please be as detailed as necessary in your
explanation. After reviewing this information, we may raise
additional comments.

 Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or on any other
aspect
of our review. Feel free to call us at the telephone numbers
listed
at the end of this letter.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and ..., page 32

Results of Operations, page 35

1. If you still do not allocate your research and development
costs
on a project basis, please provide us the following, in
disclosure-
type format: (a) an explanation of why management does not
maintain
and evaluate these costs by project and (b) quantitative or
qualitative information indicating the amount of your resources
being
used on each major project. Otherwise, please provide us, in
disclosure-type format, the costs incurred on each major project
during each period presented and incurred to date.

Liquidity and Capital Resources, page 37

Uses of Cash, page 40

2. Please clarify for us how the sale of fixed assets contributed
to
the decrease in your cash used in operating activities from 2003
to
2004.

Overview of Contractual Obligations, page 40

3. Please tell us how you account for third party contract

research
costs, including: (a) how payments are determined, (b) when you
recognize these costs and how that compares to when you are billed
or
any specific performance criteria, and (c) when payments are due.

Item 15.   Exhibits, Financial Statement Schedules, page 50

Reports of Independent Registered Public Accounting Firm, pages 51
and 52

4. As both reports state that the audits were conducted in
accordance
with the "auditing standards" of the PCAOB, as opposed to "the
standards" of the PCAOB, please tell us how both reports comply
with
paragraph 3 of PCAOB Auditing Standard No. 1.   Based on the
language
used in the reports, it is unclear whether the audits were
conducted
in accordance with the related professional practice standards of
the
PCAOB.   Otherwise, please provide us with reports, revised by both
auditors, that comply with paragraph 3.

5. As your current auditor has relied on the report of your
predecessor auditor regarding the cumulative period from inception
through December 31, 2003, please justify for us why the report of
your predecessor auditor does not appear to opine on that
cumulative
period.   Otherwise, please provide us with report(s), revised by
your
auditor(s), to resolve this apparent discrepancy.

        Please respond to these comments within 10 business days or
tell us when you will provide us with a response.   Please furnish
a
letter that keys your responses to our comments and provide the
requested information.   Detailed letters greatly facilitate our
review.   Please file your letter on EDGAR under the form type
label
CORRESP.   Please understand that we may have additional comments
after reviewing your responses to our comments.

 We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing to be certain that the
filings include all information required under the Securities
 Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.   Since the
company and its management are in possession of all facts relating
to
a company`s disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

 In connection with responding to our comments, please
provide,
in your letter, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the
disclosure in the filings;

* staff comments or changes to disclosure in response to staff
comments do not foreclose the Commission from taking any action
with
respect to the filing; and

* the company may not assert staff comments as a defense in any
proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

        In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the
Division of Corporation Finance in our review of your filing or in

response to our comments on your filing.

      You may contact James Peklenk, Staff Accountant, at (202) 551-
3661, or Oscar M. Young, Jr., Senior Accountant, at (202) 551-
3622,
if you have questions regarding the comments. Please contact me at
(202) 551-3679 with any other questions.

Sincerely,

for Jim B. Rosenberg
Senior Assistant Chief
Accountant
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Mr. Alton L. Boynton
Northwest Biotherapeutics, Inc.
August 19, 2005
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